# Count It Labs, Inc.
**A Delaware Corporation**

Financial Statements (Unaudited) and Independent Accountant's Review Report

December 31, 2016 and 2015

# Count It Labs, Inc.

**TABLE OF CONTENTS**



To the Stockholders of
Count It Labs, Inc.
New York, New York

## INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying financial statements of Count It Labs, Inc. (the "Company"), which comprise the balance sheets as of December 31, 2016 and 2015, and the related statements of operations, changes in stockholders' equity (deficit), and cash flows for the years then ended and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

### Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

### Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

### Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

### Going Concern

As discussed in Note 3, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

*Artesian CPA, LLC*

**Artesian CPA, LLC**

Denver, Colorado
June 2, 2017

## Artesian CPA, LLC
1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330  f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

## COUNT IT LABS, INC.
### BALANCE SHEETS (UNAUDITED)
### As of December 31, 2016 and 2015

|  | 2016 | 2015 |
|---|---|---|
| **ASSETS** | | |
| Current Assets: | | |
| Cash and cash equivalents | $ 6,417 | $ 2,743 |
| Accounts receivable | 1,494 | 843 |
| Prepaid expenses | - | 537 |
| Total Current Assets | 7,911 | 4,123 |
| | | |
| Non-Current Assets: | | |
| Property and equipment, net | 2,183 | - |
| Total Non-Current Assets | 2,183 | - |
| | | |
| TOTAL ASSETS | $ 10,094 | $ 4,123 |

**LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)**

|  | 2016 | 2015 |
|---|---|---|
| Liabilities: | | |
| Current Liabilities: | | |
| Accounts payable | $ 8,007 | $ 7,558 |
| Accrued expenses | - | 417 |
| Notes payable | 155,857 | 60,857 |
| Accrued interest payable | 3,283 | 1,008 |
| Total Current Liabilities | 167,147 | 69,840 |
| | | |
| Total Liabilities | 167,147 | 69,840 |
| | | |
| Stockholders' Equity (Deficit): | | |
| Common Stock, $0.0001 par, 1,000,000 shares authorized, 899,019 and 899,019 shares issued and outstanding, as of December 31, 2016 and 2015, respectively. | 89 | 89 |
| Additional paid-in capital | 49,300 | 49,300 |
| Accumulated deficit | (206,442) | (115,106) |
| Total Stockholders' Equity (Deficit) | (157,053) | (65,717) |
| | | |
| TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT) | $ 10,094 | $ 4,123 |

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

# COUNT IT LABS, INC.
## STATEMENTS OF OPERATIONS (UNAUDITED)
### For the years ended December 31, 2016 and 2015

|  | 2016 | 2015 |
|---|---|---|
| Net revenues | $ 24,086 | $ 6,412 |
| Costs of net revenues | (16,077) | (14,162) |
| Gross profit/(loss) | 8,009 | (7,750) |
|  |  |  |
| Operating Expenses: |  |  |
| General & administrative | 53,037 | 24,022 |
| Research & development | 27,440 | 1,594 |
| Sales & marketing | 15,699 | 4,839 |
| Total Operating Expenses | 96,176 | 30,455 |
|  |  |  |
| Loss from operations | (88,167) | (38,205) |
|  |  |  |
| Other Income/(Expense): |  |  |
| Interest expense | (3,169) | (1,396) |
| Total Other Income/(Expense) | (3,169) | (1,396) |
|  |  |  |
| Provision for income taxes | - | - |
|  |  |  |
| Net Loss | $ (91,336) | $ (39,601) |

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

-3-

# COUNT IT LABS, INC.
## STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT) (UNAUDITED)
**For the years ended December 31, 2016 and 2015**

| | Common Stock | | | | |
| --- | --- | --- | --- | --- | --- |
| | Number of Shares | Amount | Additional Paid-In Capital | Accumulated Deficit | Total Stockholders' Equity (Deficit) |
| Balance at December 31, 2014 | 899,019 | $ 89 | $ 49,300 | $ (75,505) | $ (26,116) |
| Net loss | - | - | - | (39,601) | (39,601) |
| Balance at December 31, 2015 | 899,019 | $ 89 | $ 49,300 | $ (115,106) | $ (65,717) |
| Net loss | - | $ - | - | (91,336) | (91,336) |
| Balance at December 31, 2016 | 899,019 | $ 89 | $ 49,300 | $ (206,442) | $ (157,053) |

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

**COUNT IT LABS, INC.**
**STATEMENTS OF CASH FLOWS (UNAUDITED)**
**For the years ended December 31, 2016 and 2015**

|  | 2016 | 2015 |
|---|---|---|
| **Cash Flows From Operating Activities** | | |
| Net Loss | $ (91,336) | $ (39,601) |
| Adjustments to reconcile net loss to net cash used in operating activities: | | |
| Depreciation and amortization | 168 | - |
| Changes in operating assets and liabilities: | | |
| Change in accounts receivable | (651) | (843) |
| Change in prepaid expenses | 537 | - |
| Change in accounts payable | 449 | (1,643) |
| Change in accrued expenses | (417) | 418 |
| Change in accrued interest payable | 2,275 | 940 |
| Net Cash Used In Operating Activities | (88,975) | (40,729) |
| | | |
| **Cash Flows From Investing Activities** | | |
| Purchase of property and equipment | (2,351) | - |
| Net Cash Used In Investing Activities | (2,351) | - |
| | | |
| **Cash Flows From Financing Activities** | | |
| Proceeds from issuance of notes payable, net | 95,000 | 43,357 |
| Net Cash Provided By Financing Activities | 95,000 | 43,357 |
| | | |
| Net Change In Cash | 3,674 | 2,628 |
| | | |
| Cash at Beginning of Period | 2,743 | 115 |
| Cash at End of Period | $ 6,417 | $ 2,743 |
| | | |
| **Supplemental Disclosure of Cash Flow Information** | | |
| Cash paid for interest | $ 894 | $ 456 |
| Cash paid for income taxes | $ - | $ - |

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

**COUNT IT LABS, INC.**
**NOTES TO FINANCIAL STATEMENTS (UNAUDITED)**
**As of December 31, 2016 and 2015 and for the years then ended**

## NOTE 1:  NATURE OF OPERATIONS

Count It Labs, Inc. (the "Company"), is a corporation organized July 31, 2014 under the laws of Delaware. The Company has developed web software that allows companies and community groups to run wellness programs driven by fitness trackers. The platform hosts group activity challenges, and allows admins to set goals and fund rewards to participants. The business operates a software as a service model, and charges clients a monthly per user subscription for access to the platform.

## NOTE 2:  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Risks and Uncertainties

As of December 31, 2016, the Company has not commenced full scale operations nor generated significant operating revenue.  The Company's activities since inception have consisted of formation activities, development, and efforts to raise capital.  Once the Company commences its planned principal operations, it will incur significant additional expenses.  The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's plans or failing to profitably operate the business.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents.  The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at their estimated collectible amounts. Accounts receivable are periodically evaluated for collectability based on past credit history with clients and other factors. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance, and current economic conditions. As of December 31, 2016 and 2015, the Company carried receivables of $1,494 and $843 and no allowances against such.

COUNT IT LABS, INC.
**NOTES TO FINANCIAL STATEMENTS (UNAUDITED)**
**As of December 31, 2016 and 2015 and for the years then ended**

Property and Equipment

Property and equipment are recorded at cost when purchased. Depreciation is recorded for property and equipment using the straight-line method over the estimated useful lives of assets. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. The balance at December 31, 2016 has an estimated useful life of 7 years. The Company's property and equipment consisted of the following as of December 31, 2016:

|  | 2016 |
| --- | --- |
| Property and equipment, at cost | $ 2,351 |
| Accumulated depreciation | (168) |
| Property and equipment, net | $ 2,183 |
| Depreciation expense | $ 168 |

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured.

Research and Development

Research and development costs are expensed as incurred, with such expenses totaling $27,440 and $1,594 for the years ended December 31, 2016 and 2015, respectively.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future. The Company had net operating loss carryforwards of $201,449 and $113,440 as of December 31, 2016 and 2015, respectively, which together with other book-to-tax differences resulted in net tax assets of $80,239 and $45,173 as of December 31, 2016 and 2015, respectively. Deferred tax assets are determined using the Company's effective blended Federal and state tax rate of 39.8%. Due to uncertainty as to the Company's ability to generate sufficient taxable income in the future to utilize the net operating loss carryforwards before they begin to expire in 2034, the Company has recorded a full valuation allowance to reduce the net deferred tax asset to zero.

The Company files U.S. federal and state income tax returns. All previous tax returns have been filed. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

Recent Accounting Pronouncements

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

## NOTE 3:  GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.  The Company is a business that has not yet generated profits, has sustained net losses of $91,336 and $39,601 during the years ended December 31, 2016 and 2015, respectively, has an accumulated deficit of $206,442 as of December 31, 2016, and has current liabilities in excess of current assets of $159,236 as of December 31, 2016.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.  Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.  No assurance can be given that the Company will be successful in these efforts.

These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time.  The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

## NOTE 4:  NOTES PAYABLE TO SHAREHOLDER

Starting in 2014, the Company entered into several note agreements with a founder and shareholder of the Company. Throughout 2015 and 2016 additional note agreements were signed with the shareholder. The note agreements bear interest at 2% per annum, with no required monthly principal and interest payments. Interest expense on this loan was $2,275 and $940 for the years ended December 31, 2016 and 2015, respectively. The unpaid principal balance was $155,857 and $60,857 as of December 31, 2016 and 2015, respectively.

## NOTE 5: STOCKHOLDERS' EQUITY

The Company has authorized 1,000,000 shares of common stock at $0.0001 par value. As of December 31, 2016 and 2015, 899,019 and 899,019 shares of common stock were issued and outstanding, respectively.

## NOTE 6:  SHARE-BASED PAYMENTS

Stock Incentive Plan

During 2014, the Company adopted the 2014 Stock Incentive Plan (the "Plan"), providing for the issuance of restricted stock awards and issuance upon the exercise of options granted pursuant to the Plan of an aggregate of up to 80,981 of the authorized but unissued or reacquired shares of common stock of the Company.  Shares available for grant under the Plan amounted to 74,981 as of December 31, 2016 and 2015.  The Company granted fully vested stock options in 2014 to two employees for a total of 6,000 shares of common stock at a $0.41 per share exercise price.

The Company measures employee stock-based awards at grant-date fair value and recognizes employee compensation expense on a straight-line basis over the vesting period of the award. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company's common stock, and for stock options, the expected life of the option, and expected stock price volatility. The Company used the Black-Scholes option pricing model to value its stock option awards. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

The expected life of stock options is estimated using the "simplified method," which is the midpoint between the vesting start date and the end of the contractual term, as the Company has limited historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock options grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. For stock price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of options grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option. The estimation of the number of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the Company's current estimates, such amounts are recognized as an adjustment in the period in which estimates are revised. The Company estimated the fair value of the options were trivial based on its estimate of the fair value of the Company's common stock at the issuance date.

Warrant Issuance

In 2014, the Company issued a warrant for the purchase of 20,000 shares of the Company's common stock for an aggregate purchase price of $1.

**NOTE 7:  LEASE OBLIGATIONS**

The Company leases office space under a month-to-month agreements. Monthly lease obligations under the lease range based on use. Rent expense for the years ended December 31, 2016 and 2015 totaled $25,500 and $3,385, respectively.

**NOTE 8:  CONTINGENCIES**

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

**COUNT IT LABS, INC.**
**NOTES TO FINANCIAL STATEMENTS (UNAUDITED)**
**As of December 31, 2016 and 2015 and for the years then ended**

## NOTE 9: SUBSEQUENT EVENTS

Amendment and Restated Articles of Incorporation

On March 21, 2017, the Company amended and restated the Certificate of Incorporation, to increase the number of authorized shares of Common Stock from 1,000,000 to 10,000,000.

Amendment of Stock Incentive Plan

On March 21, 2017, the Company amended and restated the 2014 Stock Incentive Plan , to increase the number of shares allowed to be issued under the Plan of Common Stock from 80,981 to 980,083.

Common Stock and Notes Payable Cancellation

In 2017, the Company issued 8,090,918 shares at a purchase price of $0.00093 per share. The shares were issued in exchange for cancellation of the notes payable to the shareholder (described in Note 4) and services provided to the Company.

Management's Evaluation

Management has evaluated subsequent events through June 2, 2017, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.